GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959


03022048



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0529/03/LTR

28 March 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

03 APR -3 AM 7:21

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 21 March 2003 *(Increase of Shareholding in a Subsidiary)*;
- *26 March 2003 (Kingsgate International Corporation Limited : Conversion of the Millennium Hotel Sydney into Residential Apartments and Application for waiver from Listing Rule 9.1.1 of New Zealand Stock Exchange)*;
- 26 March 2003 *(Full Year Financial Statement and Dividend Announcement)*; and
- 27 March 2003 *(Further Announcement on Full Year Financial Statement and Dividend Announcement)*

Yours faithfully,

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 17 OF 21.03.2003
Announcement No. 17

CITY DEVELOPMENTS LIMITED

Increase of Shareholding in a Subsidiary

The Company wishes to announce that its deemed interest in subsidiary, Millennium & Copthorne Hotels plc ("M&C"), held through its wholly-owned subsidiaries, Singapura Developments (Private) Limited and Reach Across International Limited, has increased to 147,935,025 shares or 52.3% of M&C's issued and paid up capital through the acquisition of 150,000 shares in M&C by City e-Solutions Limited, a subsidiary of the Company.

The aforesaid shares were purchased on cash terms in the open market for a total consideration of GBP292,249.50 at a price of GBP1.94833 per share.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 21/03/2003 to the SGX

MASNET No. 56 OF 26.03.2003
Announcement No. 56

CITY DEVELOPMENTS LIMITED

Announcements - Kingsgate International Corporation Limited

26 March 2003

Head. Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Kingsgate International Corporation Limited ("KIC")
- Conversion of the Millennium Hotel Sydney into Residential Apartments
- Application for waiver from Listing Rule 9.1.1 of New Zealand Stock Exchange ("NZSE")

We attach for your information copies of the subject announcements issued today by KIC, a subsidiary of the Company, and Market Surveillance Panel of the NZSE, for your information.


LetImmediateReleas


MktSurveillancePan

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong. Company Secretary on 26/03/2003 to the SGX

25 March 2003

Announcement
Market Surveillance Panel ("Panel")
Kingsgate International Corporation Limited ("KIN")
Application for Waiver from Listing Rule 9.1.1

Background

1. KIN is about to undertake a project to redevelop the Millennium Hotel Sydney by converting part of the Hotel into apartments to eventually be sold ("the Project").

2. KIN's Average Market Capitalisation is approximately $80 million and the proposed redevelopment will result in a disposal of assets of approximately $98 million.

3. Under Listing Rule 9.1.1, a transaction to dispose of assets in which the gross value is in excess of 50% of KIN's Average Market Capitalisation, the transaction must be approved by an ordinary resolution of shareholders. Under Listing Rule 9.1.2, the Notice of Meeting containing a resolution under Listing Rule 9.1.1 must be accompanied by sufficient information to enable shareholders to appraise the implications of the transaction.

4. KIN has applied for a waiver from the requirements of Listing Rule 9.1.1 to enable KIN to proceed with the Project without the approval of an ordinary resolution.

Decision

5. When considering the application, the Panel took into account the fact that the two major shareholders supported the project and KIN would have been able to pass the resolution with their support if this was put to a shareholders meeting. Also the Project is well known to the public through announcements dating back to 3 February 2003.

6. The Panel indicated to Kingsgate that a waiver from Listing Rule 9.1.1 could be granted if the following conditions were met:
   a. that written confirmation from the major shareholders is provided confirming their support for the Project;
   b. that written confirmation from the Board of Kingsgate that the Project is in the best interests of KIN's shareholders; and
   c. that shareholders are immediately sent a Memorandum of Information containing the information normally required under Listing Rule 9.1.2 (to enable shareholders to appraise the implications of the transaction).

7. Kingsgate provided the above material to the satisfaction of the Panel and a waiver from Listing Rule 9.1.1 was granted in respect of the Project.

Comment

8. Although a waiver to Listing Rule 9.1.1 was granted in this application, it does not necessarily follow that similar waivers from Listing Rule 9.1.1 will be granted in the future.

Damas Potoi
Solicitor
NZSE Limited

DDI: *(04) 496 2885*
E-mail: *damas.potoi@nzse.co.nz*

KINGSGATE INTERNATIONAL CORPORATION LIMITED

AUSTRALIA
Centre Management Office
Birkenhead Point Shopping Centre
Roseby Street, Drummoyne
NSW 2047, PO Box 272
Drummoyne, NSW 1470
Australia
Tel: (02) 9181 3922
Fax: (02) 9819 7541

NEW ZEALAND
Level 13
280 Queen Street
PO Box 5640
Wellesley Street
Auckland
New Zealand
(09) 373 2266
(09) 913 8051

March 26, 2003

For Immediate Release

Kingsgate International Corporation Limited ("Company")
Conversion of the Millennium Hotel Sydney into Residential Apartments

Shareholders are aware that the Company has been working on a proposal to convert part of the Millennium Hotel Sydney into residential apartments ("**Project**"). The Project has now proceeded to the next level.

There was a possibility that the Project would require the approval of all shareholders. However, the Company recognised that it has the support of its major shareholders (namely CDL Hotels New Zealand Limited and Frasers Nominees (Pte) Limited) so any resolution approving the Project would be a foregone conclusion. Accordingly, the Company approached the New Zealand Stock Exchange ("**Exchange**") for a waiver from the rules which would otherwise require a meeting of shareholders to be convened and held. The Exchange has now granted that waiver.

As part of the process of obtaining the waiver, the Company has worked with the Exchange to ensure that shareholders receive the same level of detailed information about the Project that would have been provided had a shareholders meeting been held.

To achieve this, the **attached** letter will be sent to all shareholders within the next few days.

Yours faithfully

MR JAT MENG TSANG
DIRECTOR

KINGSGATE INTERNATIONAL CORPORATION LIMITED

AUSTRALIA
Centre Management Office
Birkenhead Point Shopping Centre
Roseby Street, Drummoyne
NSW 2047, PO Box 272
Drummoyne, NSW 1470
Australia
Tel: (02) 9181 3922
Fax: (02) 9819 7541

NEW ZEALAND
Level 13
280 Queen Street
PO Box 5640
Wellesley Street
Auckland
New Zealand
(09) 373 2266
(09) 913 8051

March 26, 2003

Dear Shareholder

PLANNED CONVERSION OF MILLENNIUM HOTEL SYDNEY INTO APARTMENTS

Introduction

The Millennium Hotel Sydney ("**Hotel**") is a 390 room double tower hotel located at the top of William Street, Kings Cross. The Kingsgate Shopping Centre is situated beneath the Hotel. The Hotel is comprised of two towers; the Millennium Tower (34 storeys) and the Bayswater Tower (19 storeys). Shareholders will recognise the distinctive landmark "Coca Cola" sign located on the side of the Hotel, which can be seen for many miles around the City.

In August 2002, we advised you that the Board was considering options to convert part of the Hotel into 97 residential apartment units ("**Project**"). As already announced, this has been approved by the South Sydney Council and the units are currently being marketed.

This Project, to be called Zenith, would normally require the approval of shareholders by way of a special meeting. However, the Company's two major shareholders have confirmed in writing that if the Project was to be put to a special meeting they would vote in favour of it. As a result, the Company has sought to avoid the delay and cost which would be incurred by holding a special meeting, and has sought a waiver from the New Zealand Stock Exchange from the relevant requirements of Listing Rule 9.1.2. This approval has now been granted. A condition of the waiver is that the Company will provide to all shareholders the same level of information that would otherwise have been provided had a shareholder meeting been held.

Although the Project will not be the subject of a special meeting, we are providing you with the full information about the Project that you would have received if the waiver had not been granted and the special meeting had been held, so that you understand the rationale behind it and the benefits it will deliver to the Company.

Background information

The Hotel was built in 1971. The Hotel's age and tired appearance makes it difficult to compete (especially on room rate) with the many new or refurbished 4 and 5 star hotels in the CBD and Darling Harbour.

The financial performance of the Hotel, as reported to you. for the last five years is as follows:

NZ$ (000)	1998	1999	2000	2001	2002
Hotel Revenue	18,620	19,498	22,157	18,201	17,899
Profit (loss) before tax	(3,089)	(4,738)	(8,960) *	241	(487)
Total Asset Value	116,288	116,858	90,518	86,057	76,410
Return on Asset	-2.7%	-4.1%	-9.9%	0.3%	-0.6%

* -after write down of hotel property of NZ$12.28 million

(These amounts are stated in New Zealand dollars, as at the Company's balance date in each year.)

It will be clear from the figures provided above that in its current form the Hotel is achieving a declining revenue trend, with consequent deterioration in the value of the assets, and mostly negative returns. Your Board believes that this does not represent the best and most efficient use of this asset, and has sought alternative uses for the property.

If the Project is aborted, there would probably continue to be flat to declining revenues, an increase in losses, continued diminution in asset value and continued negative returns. The quantum of losses incurred and the extent of the negative returns would depend on the medium to long term state of the hotel market for properties in the fringe CBD area of Sydney.

If the Project does proceed, we envisage that it will generate a one-off profit of the approximate levels set out in the financial impact section below.

The Project

The conversion of the Hotel to apartments will mean that the Millennium Hotel will be closed. As certain hotel systems (such as air conditioning) are common to both the Millennium Tower and the Bayswater Tower, both towers will be closed during the conversion process.

The first step of the Project will be to convert the Millennium Tower's 240 rooms into 97 luxurious apartments. The 22 accommodation floors of the Millennium Tower will have their façade completely removed, and all existing partitions and fittings (ie air-conditioning, plumbing etc) will also be demolished, leaving just the bare structure of the building. When completed, each apartment will feature floor to ceiling windows finished in glass with a spacious balcony attached. The recreational facilities will be located on the podium level (which is level 11) and include a circular indoor gymnasium, sauna and lounge area. Surrounding these will be a moat and floating stairs that will lead to a pool and spa. On the next 3 levels below the podium will be the existing car parking facilities which will remain unchanged. Located on Level 6 will be the new and very elegant Lobby for Zenith. To facilitate this, the Hotel will be closed from 31 March 2003. Construction work is expected to commence on or about 7 July 2003 and the expected completion date is 30 September 2004.

Jones Lang La Salle has been appointed to undertake preliminary sales marketing activities. To date, there have been expressions of interest received in respect of more than half of the apartment units. This has been accomplished since 15 February 2003 when the apartment units went on the market. In the light of the excellent response to the development, Jones Lang La Salle has indicated that they are confident that they will be able to achieve the projected sales target of A$97.0 million (see letter dated 4 March 2003).

A review of the conditions attached to the Development Approval from the South Sydney Council revealed that the conditions are standard in nature pertaining to the change of use for the building. These conditions should not disrupt our plans as such.

Funding

The Kingsgate Group of Companies has an A$74.0 million facility with the ANZ Bank of which it currently utilises A$36.5 million. The Project will be funded by utilising the available facility balance and internal cash resources.

Financial impact on the company and benefits to be derived

As we note below in the "Risks" section, there are a number of uncertainties inherent in this type of project. The current assessment is that the Project will provide substantial benefits for the Company and, in our assessment of the Project to date, it is assumed that the following scenario will be a reasonable representation of the financial position:

Impact on Statement of Financial Performance:

	2003	2004	Total
Estimated sale proceeds from 97 units	A$28.5m	A$61.6m	A$90.1m
(after allowing for GST)			
Less Estimated costs	A$22.2m	A$47.9m	A$70.1m

Note: Total estimated costs are between A$64.0m and A$70.1m

	2003	2004	Total
Estimated Net Profit before Tax	A$6.3m	A$13.7m	A$20.0m

The estimated profit before tax will therefore be unlikely to be less than A$20.0m

Impact on / Movements in Statement of Financial Position

As At 31 December	2003	2004
Current Assets	increase by A$50.3m	reduce by A$35.8m
Non Current Assets	decrease by A$31.0m	-
Current Liabilities	increase by A$49.5m	reduce by A$49.5m
Non Current Liabilities	reduce by A$36.5m	-
Shareholders Equity* –	increase by A$6.3m	increase by A$13.7m

(Note: * This is the estimated profit before tax. No allowance has been made in this calculation for the payment of Australian income tax. See Assumptions below).

The above estimate is based on a satisfactory completion of the sale of all 97 units. The estimated total costs are subject to confirmation by means of tender documentation being completed. It is emphasised, however, that the profit estimate outlined above is only an estimate.

Accordingly, while there are some uncertainties, we believe that when this estimated position is contrasted with the projected loss position and ongoing deterioration in returns (as described in the background information section above) if the Project does not proceed and the Hotel remains in its current form, the Project represents a unique opportunity to the Company to improve its long-term financial position and maximise shareholder value.

Assumptions

In considering the Project, the Company has assumed that:

- The Sydney residential property market will remain stable, with steady residential demand;
- All units will be marketed off the plans;
- The target pricing for the units will be achieved in line with expectations;
- GST liability on the Project sales proceeds in Australia will be no more than A$6.9 million. This is based on utilizing the alternative margin scheme option which the legislation in Australia provides for;
- The completion of unconditional sales contracts and progress in construction will allow some revenue to be recognised within the 2003 year;
- Project financing costs will not exceed an interest rate of 7.5% per annum for the project period;
- Construction costs will be confirmed by means of tender documentation within the amount initially provided for;
- Contingency items affecting the overall development costs will be no more than those provided for;
- The division of the existing valuation of the total site into the site's separate components and the subsequent verification of this allocation by way of appropriate independent valuer reports will be within the amount initially provided for;
- Completion of all aspects of the project construction will be not later than September 2004;
- Settlements on units will occur from not later than October 2004;
- There will be no unanticipated business disruption;
- The estimated net profit has been calculated on a pre-tax basis. Australian income tax will be payable on the Project's profit, but the amount of tax payable has not been determined at this stage.

Risks

There is, of course, a risk that some of the assumptions outlined above may not be validated as the Project moves forward. The key risks in this regard could be that some of the units in the Millennium Tower conversion project might not be sold, that the proceeds of sale might be less than projected, that the time period for settlement of sales could be longer than is projected, or that the costs of the development might increase above those budgeted. All of these factors would impact on the returns achieved by the Project, and profits derived. That said, the Company is familiar with undertaking projects of this nature and has obtained professional advice on the Project. As a result, the Board believes that, barring any unforeseen circumstances or adverse changes in economic

conditions, the profits which should be derived from the Project should reflect the estimates provided above.

Ongoing operations

The Kingsgate Shopping Centre and the "Coca Cola" sign will continue to be owned and operated by the Company. The revenue from these activities is approximately NZ$3.9 million per annum with an EBITDA of approximately NZ$2.8 million for 2001 and 2002. Hence, when the Hotel is closed for the conversion process, these ongoing activities will generate profits for the Company.

Bayswater Tower

At present, the Board is evaluating a number of options for the re-development of the Bayswater Tower. We will communicate further with you once the viability of the current options have been assessed and decisions made as to the way forward.

Support from major shareholders

The major shareholders of the Company, CDL Hotels New Zealand Limited and Frasers Nominees (Pte) Limited have unconditionally consented to the Project proceeding and have indicated that if the matter was put to a meeting of shareholders for approval, they would vote in favour of it.

Conclusion

It is therefore the Board of Directors' view that the Company should proceed with the Project. As indicated above, the sales programme for the units has already commenced.

We are excited about this opportunity and believe that the Project is in the best interest of the Company and its shareholders. We will keep you informed on the progress of the Project.

Yours faithfully

MR JAT MENG TSANG
DIRECTOR

MASNET No. 72 OF 26.03.2003
Announcement No. 72

CITY DEVELOPMENTS LIMITED

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

These figures have not been audited.

	<----------- The Group ------------>		
	2002	**2001 (restated)**	**Increase/ (Decrease)**
	S$'000	**S$'000**	**%**
Revenue	2,288,696	2,227,002	2.8
Cost of sales	(1,139,293)	(1,119,232)	1.8
Gross profit	1,149,403	1,107,770	3.8
Other operating income	66,945	65,958	1.5
Administrative expenses	(421,862)	(425,516)	(0.9)
Other operating expenses	(370,200)	(381,335)	(2.9)
Profit from operations	424,286	366,877	15.6
Finance costs	(191,026)	(233,542)	(18.2)
Profit before share of results of associated companies and jointly controlled entities	233,260	133,335	74.9
Share of loss of associated companies	(1,049)	(411)	155.2
Share of profit of jointly controlled entities	10,872	5,962	82.4
Profit from ordinary activities before taxation [1]	243,083	138,886	75.0
Taxation [3]	(43,424)	(52,881)	(17.9)
Profit from ordinary activities after taxation	199,659	86,005	132.1
Minority interests	(48,456)	(32,234)	50.3
Net profit for the year	151,203	53,771	181.2
Earnings per share (basic and fully diluted)	18.88 cents	6.71 cents	

Note :

[1] Profit from ordinary activities before taxation includes the following :

	<----------- The Group ------------>	
	2002	2001
	S$'000	S$'000
Depreciation	(209,267)	(200,702)
Property, plant and equipment written off	(64,412)	(24,826)
Impairment losses made for property, plant and equipment	(31,726)	(27,891)
Amortisation	(7,373)	(5,597)
Allowance for doubtful trade debts	(2,206)	(319)
Interest income	39,686	50,049
Net exchange gain	11,768	14,101
Write-back of/(allowance for) foreseeable losses on development properties (net)	11,044	(51,144)
Investment income	3,105	8,320

[2] Total impairment losses for property, plant and equipment and allowance for foreseeable losses on development properties (net of minority interests) made by :

	<----------- The Group ------------>	
	2002	2001
	S$'000	S$'000
- the Company and its subsidiaries	(20,682)	(79,035)
less : minority interests	2,327	3,001
	(18,355)	(76,034)
- jointly controlled entities	(23,754)	(25,500)
	(42,109)	(101,534)

[3] Taxation is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit and taxable temporary differences. Taxation charge for the Group includes an overprovision of current tax of $19,815,000 (2001: overprovision of $19,641,000) in respect of prior years.

[4] Comparative figures have been restated to conform with the current year's presentation (refer item (5)).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	<--------- The Group ---------->		<----- The Company ------>	
	As at 31.12.2002	As at 31.12.2001 (restated)	As at 31.12.2002	As at 31.12.2001
	S$'000	S$'000	S$'000	S$'000
Non-Current Assets				
Property, plant and equipment	7,397,005	7,701,446	670,453	683,196
Investments in subsidiaries	-	-	2,125,806	2,124,806
Investments in associated companies	27,651	31,032	-	-
Investments in jointly controlled entities	159,246	216,025	63,385	63,385
Financial assets	22,101	22,570	16,825	16,825
Deferred financial charges	19,284	16,869	390	499
Intangible assets	253	277	-	-
Deferred tax assets	-	869	-	-
Other non-current assets	115,238	122,554	36,807	15,923
Current Assets				
Development properties	2,178,284	2,337,014	1,777,621	1,852,875
Consumable stocks	12,491	12,595	1,219	1,407
Financial assets	20,528	29,253	-	-
Trade and other receivables	701,596	748,724	687,451	919,263
Cash and cash equivalents	614,787	701,780	191,316	302,202
	3,527,686	**3,829,366**	**2,657,607**	**3,075,747**
Less:				
Current Liabilities				
Bank overdrafts	4,980	3,606	-	-
Trade and other payables	695,585	787,392	639,341	632,481
Bank loans	108,631	274,223	102,681	235,799
Current portion of long-term liabilities	475,581	171,660	200,000	-
Bonds and notes - repayable within 12 months	190,351	541,400	147,000	400,000
Employee benefits	15,045	13,567	1,519	1,493
Provision for taxation	123,302	151,384	51,138	82,271
Provisions	-	1,274	-	-
	1,613,475	**1,944,506**	**1,141,679**	**1,352,044**
Net Current Assets	**1,914,211**	**1,884,860**	**1,515,928**	**1,723,703**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other borrowings	4,071,027	4,324,002	938,199	1,191,698
Employee benefits	11,784	20,135	-	-
Deferred tax liabilities	317,126	332,289	21,841	9,463
Provisions	10,335	8,605	-	-
	4,410,272	**4,685,031**	**960,040**	**1,201,161**
Less:				
Minority Interests	1,382,546	1,539,423	-	-
NET ASSETS	**3,862,171**	**3,772,048**	**3,469,554**	**3,427,176**
CAPITAL AND RESERVES				
Share capital	400,511	400,511	400,511	400,511
Reserves	3,461,660	3,371,537	3,069,043	3,026,665
	3,862,171	**3,772,048**	**3,469,554**	**3,427,176**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$187,772,000	$586,988,000	$264,441,000	$704,903,000

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
$2,780,289,000	$1,266,305,000	$2,861,341,000	$1,436,197,000

Details of any collateral

The borrowings are generally secured by:

- mortgages on the borrowing subsidiaries' land and buildings, properties under development, development properties for sale and/or hotel properties and certain fixtures; and/or

- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

	2002 S$'000	2001 S$'000
Cash Flows from Operating Activities		
Net profit before taxation and minority interests	243,083	138,886
Adjustments for:		
Amortisation of deferred financial charges	7,359	5,265
Amortisation of intangible assets	14	332
Depreciation	209,267	200,702
Property, plant and equipment written off	64,412	24,826
(Profit)/loss on sale of property, plant and equipment	(412)	399
Share of loss of associated companies	1,049	411
Share of profit of jointly controlled entities	(10,872)	(5,962)
Interest income	(39,686)	(50,049)
Finance costs	191,026	233,542
Dividend income	(3,105)	(7,356)
Allowance for diminution in value of investments (net)	28	5,013
Allowance for foreseeable losses on development properties (written back)/made (net)	(11,044)	51,144
Allowance for doubtful trade debts	2,206	319
Impairment losses for intangible assets	100	77
Impairment losses for property, plant & equipment	31,726	27,891
Operating profit before working capital changes	685,151	625,440
Changes in working capital		
Development properties	182,240	(407,738)
Stocks, trade and other receivables	55,940	60,070
Related corporations	(1,847)	426
Trade and other payables	(92,859)	7,035
Employee benefits	(7,056)	1,465
Increase/(decrease) in working capital	136,418	(338,742)
Income tax paid	(67,496)	(172,430)
Net cash generated from operating activities	754,073	114,268
Cash Flows from Investing Activities		
Purchase of property, plant and equipment	(110,303)	(252,757)
Proceeds from sale of property, plant and equipment	18,004	1,888
Increase in deferred financial charges	(9,381)	(6,609)
Increase in intangible assets	(104)	(379)
Decrease in investments	10,298	12,289
Decrease in investments in associated companies	-	4,639
Decrease/(increase) in investments in jointly controlled entities	17,800	(5,607)
Interest received	39,686	50,049
Dividend received		
- investments	3,105	7,356
- jointly controlled entities	49,275	43,760
Net cash generated from/(used in) investing activities	18,380	(145,371)
Balance carried forward	772,453	(31,103)

	2002 S$'000	2001 S$'000
Balance brought forward	772,453	(31,103)
Cash Flows from Financing Activities		
Capital repayment to minority shareholders	(138,154)	(12,429)
Proceeds from issuance of bonds and notes	720,319	643,000
Repayment of bonds and notes	(786,400)	(482,448)
(Decrease)/increase in other long-term liabilities	(234,022)	114,731
(Decrease)/increase in bank loans	(165,592)	64,978
Dividend paid	(46,860)	(45,358)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(209,838)	(258,769)
Net cash (used in)/generated from financing activities	(860,547)	23,705
Net decrease in cash and cash equivalents	(88,094)	(7,398)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(273)	20,188
Cash and cash equivalents at the beginning of the year (net of bank overdraft)	698,174	685,384
Cash and cash equivalents at the end of the year (net of bank overdraft)	609,807	698,174

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2001, as previously reported	400,511	945,032	148,721	62,410	2,353,672	3,910,346
Effect of adopting SAS 12	-	-	-	(2,147)	(207,153)	(209,300)
At 1 January 2001, restated	400,511	945,032	148,721	60,263	2,146,519	3,701,046
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	61,969	-	61,969
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	620	-	620
Profit for the year (restated)	-	-	-	-	53,771	53,771
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001, restated	400,511	945,032	148,721	122,852	2,154,932	3,772,048
At 1 January 2002, as previously reported	400,511	945,032	148,721	124,999	2,349,957	3,969,220
Effect of adopting SAS 12	-	-	-	(2,147)	(195,025)	(197,172)
At 1 January 2002, restated	400,511	945,032	148,721	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(2,699)	-	(2,699)
Change of interests in subsidiaries	-	-	(578)	515	(5,725)	(5,788)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	(5,733)	-	(5,733)
Profit for the year	-	-	-	-	151,203	151,203
Dividends	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	945,032	148,143	114,935	2,253,550	3,862,171

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2001	400,511	931,910	63,743	(705)	1,973,981	3,369,440
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	450	-	450
Profit for the year	-	-	-	-	102,644	102,644
Dividends	-	-	-	-	(45,358)	(45,358)
At 31 December 2001	400,511	931,910	63,743	(255)	2,031,267	3,427,176
At 1 January 2002	400,511	931,910	63,743	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	(424)	-	(424)
Profit for the year	-	-	-	-	89,662	89,662
Dividends	-	-	-	-	(46,860)	(46,860)
At 31 December 2002	400,511	931,910	63,743	(679)	2,074,069	3,469,554

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There was no change in the company's issued share capital during the year.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

Except as disclosed in item 5 below, the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2001.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

For the year ended 31 December 2002, five new or revised accounting standards were adopted.

The adoption of SAS 12 (2001) - *Income Taxes* resulted in the Group recognising income taxes based on the tax rates applicable to undistributed profits. Income tax payable upon the distribution of dividends is recognised at the same time as the liability to pay the dividend. This change in accounting policy has been accounted for by restating comparatives and adjusting the opening balance of retained profits at 1 January 2001.

This change in accounting policy, applied retrospectively, has no impact to the profit of the Company but has the following impact on net profit for the year to the Group:

	<----- The Group ----->	
	2002	**2001**
	S$'000	**S$'000**
Net profit before change in accounting policy	134,759	41,643
Effect of adopting SAS 12 (2001)	16,444	12,128
Net profit for the year	151,203	53,771

The adoption of SAS 30 - *Interim Financial Reporting*, SAS 38 - *Financial Reporting in Hyperinflationary Economies*, SAS 39 - *Agriculture* and the limited revisions to SAS 17 (2001) - *Employee Benefits* did not give rise to any adjustments to the opening balances of retained profits of the prior and current years or to changes in comparatives.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Basic earnings per ordinary share of 18.88 cents (restated 2001: 6.71 cents) is based on net profit for the year of $151,203,000 (restated 2001 : $53,771,000) and 801,021,724 ordinary shares in issue.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	The Group		The Company	
	2002 S$	2001 S$ (restated)	2002 S$	2001 S$
Net asset value per ordinary share on issued share capital at the end of the financial year	4.82	4.71	4.33	4.28

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

Industry Review

Despite the slow recovery of the Singapore economy from 2001, the residential property market enjoyed a good year in 2002. The first three quarters of the year saw relatively high transaction volumes. Following an increase in sales due to pent up demand at the beginning of the year, the third quarter saw another sharp increase when the government finally acceded to private sector appeal in the past few years, to allow CPF to be used for half of the mandatory 20% down payment for home purchases. However, these positive sentiments were dampened when the US started sending strong signals of an impending war with Iraq. The unfortunate terrorist bombing in Bali in October further aggravated the situation. This put a dent in the fourth quarter performance, reducing the sales volume to a mere 869 units, compared to the stellar performance of 2,346 units in the preceding quarter.

For the industry as a whole, almost 9,500 homes were sold in 2002 compared to a 10-year average of about 7,000 units. The figure almost broke the record of 9,565 units achieved in 1996 at the peak of the home buying rush.

Prices have more or less stabilized. The price index increased by 0.4% in the third quarter, after falling for the previous eight consecutive quarters. However, it dipped 0.3% in the last quarter in view of the uncertainties. For the whole year, the price fell by only 1.8% compared to a much steeper drop of 11.7% in Year 2001.

Group Performance

In the year under review, the Group achieved a turnover of $2.29 billion for the year ended 31 December 2002 (2001: $2.23 billion) and recorded a pre-tax profit of $243.1 million (2001: $138.9 million). After making impairment provisions for investment and development properties of $42 million (2001: $101 million), the after-tax profit attributable to shareholders amounted to $151.2 million (restated 2001: $53.8 million). The increase in profit is mainly due to higher sales, lower provisions, and lower finance costs arising from reduced borrowings and lower interest rates.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties. The total depreciation charge was $209.3 million (2001: $200.7 million).

Notwithstanding the conservative accounting policy and as a result of the improved performance, the Earnings Per Share of the Group increased from 6.71 cents to 18.88 cents. Net Assets per share based on book value increased from $4.71 to $4.82. Shareholders funds reached $3.86 billion as at 31 December 2002.

Residential

The residential property sector was the largest contributor to the Group's profits. During the year, the Group and its associates (mainly Tripartite Developers Pte Ltd in which the Group has 1/3 share) sold more than 1,400 units.

More than 700 of the units were sold in the first half of 2002, the best selling projects being Goldenhill Park Condominium, Changi Rise Condominium and Goldenhill Villas. Against conventional industry practice, CDL launched the 274-unit The Esparis Executive Condominium in the seventh month of the lunar calendar, a traditionally quiet month for home sales. This timely launch proved to be a good move as more than 80% are sold to date. The Group's associate, Tripartite also launched Phase 1 of The Edelweiss and 78% of the 220 units launched has been sold. In November, the Group unveiled the highly publicised Savannah CondoPark, Singapore's first theme park development in Changi. Of the 153 units launched in Phase 1, more than 80% have been sold.

The profits for these properties and other projects launched in the past two years are recognised on a progressive basis.

Office

The office sector however, continued to face another challenging year, particularly in the second half of 2002. One of the main contributors to the problem was the big bulk of new office supply, targeted for completion between 2002 and 2004, which was released to the market in 2002, adding approximately 3.3 million square feet to the oversupply situation. Aggravated by the dismal economic outlook and looming war, office occupancy dipped by about 5% to 84.3%. Under the circumstances, some landlords reacted aggressively by waging a rate war and put further pressure on rentals causing it to fall by some 15%.

A further setback to the office sector came with the untimely announcement of the proposed Business Financial Centre ("BFC") in the Marina Bay area in August. This caused grave concern in the market and adversely affected sentiments in the sector.

The office sector also faced some competition from industrial landlords during the year. With the more flexible regulations, industrial space and big business parks, built primarily to house high technology industries to help them reduce operational costs, were allowed for use by the office sector. In the face of an economic slowdown, some office tenants, including MNCs took the opportunity to relocate to these suburban premises to save cost. Industrial landlords were able to offer far more attractive rentals made possible by the lower land costs in the suburbs. This unexpected competition further aggravated the occupancy level in the CBD.

Notwithstanding the stiff competition, CDL managed to maintain its office occupancy rate at about 87% through forward planning, more aggressive marketing and good landlord-tenant relationship. Overall rental revenues dropped by 6.8% for 2002. Comparing the industry's occupancy rate of 84.3%, and similar office occupancy levels worldwide, we are recording a relatively healthy level of occupancy.

Hotel

Despite the ongoing economic and geopolitical risks, hotel values held up reasonably well in 2002.

Millennium & Copthorne Hotel's ("M&C") relatively good results for the year can be attributed to the prompt and effective measures taken to counter the turbulent and challenging economic conditions and the looming war in Iraq towards the last quarter, resulting in an 11% increase in its profit before tax. The factors contributing to this include stringent cost control initiatives, aggressive tactical marketing strategies, as well as the geographic spread of the Group's hotel properties in key gateway cities around the world. The group's quick decisive reaction to the interruption of business in New York City after 9/11 resulted in an increased market share in New York and London. We achieved yet another outstanding year in Australasia and saw satisfactory performance in Asia.

However, the actual contribution from M&C to the Group's profits is much lower than the results announced earlier in London. This is primarily due to the different accounting policy adopted at CDL Group level in respect of the depreciation of hotel properties. In arriving at the depreciation charge of the hotel properties, CDL used different estimated residual values from that of M&C. The estimated residual values used by CDL were those reflected in the underlying accounts of each of the companies in the Group. As a result, CDL Group recognised an additional depreciation charge of $53.6 million (2001: $54.7 million) during the year. The Board is currently reviewing the group accounting policy having regards to current best practices in the hotel industry and with a view to align the accounting policy of M&C and CDL Group.

During the year, M&C embarked on a repositioning exercise, to create new concepts to revamp both the hardware and software of the global portfolio of M&C hotels to differentiate itself from other hotel chains. Such concepts are expected to provide long-term sustainable advantages for the Group and further enhance our existing brand assets and at the same time add value to our customers, investors and business partners. The blueprint for the repositioning exercise will be ready for implementation in stages, by 2004.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

Not applicable

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Residential

The looming Iraqi war, which eventually commenced on 20 March 2003, kept the buyers away in the first quarter of 2003. The problem was compounded by the substantial number of retrenchments in both the private and public sectors as a result of the uncertainties and ongoing restructuring of the economy.

The Group's plans to launch two new projects in the first half of 2003 have been delayed because of the war. These are the Pier at Robertson, the 201-unit hip and trendy development along the Singapore River and Mohamed Sultan Road, and the 280-unit Monterey Park in the West Coast. We will also carefully review the timing of the planned Phase 2 launch of the Savannah CondoPark as from experience, poorly timed launches usually result in lacklustre response and it would be difficult to revive interest in such projects without adjusting prices downward. With our financial strength, we have the ability to hold off a launch till market sentiments pick up. We believe this strategy will result in better sales and profitability. In addition, we will be able to recognise more profits from progressive billing based on stage of construction.
In 2001, price wars were rampant in the residential market, causing prices to suffer drastic cuts. Since then, the difficult market situation has prompted a couple of key competitors to shift their attention to the overseas market. This has eased the pressure on property prices, paving the way for a more stable and orderly market.

The government has done its part to help stabilise the market and curb oversupply of residential properties by extending the suspension of the Government Land Sales programme for another six months through to July 2003, subject to further review. In the light of the weak market conditions and ongoing Iraq war, we hope that the suspension of land sales would continue beyond July 2003.

Along with news of HDB's impending Corporatisation was the announcement that they would slow down the pace of construction of public housing and would only build to meet market demand. This is positive news for the industry as a whole, as it means that we are unlikely to see a repeat of the large oversupply of public housing in Singapore which often has a spill-over effect on the private sector.

The Group's main target in the residential sector is the generally active mass market which is currently less volatile and more resilient. With property prices at very low levels, this sector is likely to stage a much faster recovery in terms of volume and price when the market improves. It is noteworthy that, prior to the war, there were already some indications that regional investors are starting to enter the market again because of the relatively low prices and favourable interest rates.

Office

Whilst the office sector may take some time to recover due to weak demand and uncertain prospects, some favourable factors are slowly emerging.

For new and existing businesses, the upside is that office rentals have dropped to an all-time low. From being one of the top10 most expensive cities, Singapore has dropped to around the 40th position, making the nation a far more attractive and affordable city to conduct business. This, we hope, would reduce the vacancy rate island wide.

The office sector is historically and inextricably tied to the performance of the economy. In 2002, because of the economic slowdown, the government decided to defer plans to roll out the BFC till there are confirmed tenants to avoid aggravating the existing oversupply of office space. Earlier misconceptions about the BFC were clarified when it was explained that the objective of the BFC was to encourage international businesses to expand their operations or site their regional headquarters here. It was also made clear that Phase 1 of the BFC would not come onto the market until 2007. This brought some relief to concerns of oversupply.

Hotel

Prospects for the hotel sector in 2003 will be challenging. In anticipation of the difficult operating environment ahead, M&C identified and sold, at the best of times, a couple of its non-core assets, namely the London staff hostel and a partly completed property in Suzhou, China for a profit of £6 million. These profits will make a positive contribution to the hotel's performance for the first half of 2003.

At the same time, we are capitalising on our expertise as an experienced property developer to identify and at the right time, take advantage of any real estate opportunities that are present in our hotel assets. We recently made the decision to convert part of the Millennium Sydney Hotel into a residential development. Pre-launch selling has commenced and the response has been very encouraging with about 50% of the units booked. The conversion will see an improved profit contribution compared to the much smaller contribution when we operated the property as a hotel. We will reap the benefits of this asset in the current year and beyond. As for the remaining tower, we will evaluate its best use in due course.

Despite the uncertainties, confidence in the hotel industry is still strong and is manifested by the keen interest shown in some hotel companies, such as the UK-based Six Continents Group and the Thistle Hotels, as well as the Chicago-based Strategic Hotel Capital.

City e-Solutions

In response to the difficult economic environment, SWAN Holdings ("SWAN"), a subsidiary of City e-Solutions undertook several significant cost rationalization and business refocus initiatives in 2002. It focused its business development efforts on growing the hotel management and reservations distribution businesses and scaled down the risk management services during the year under review. These decisive measures have put the Group in a good position to build on our existing business base and grow our revenues.

Group Prospects

Whilst the start of the Iraqi war initially created some stability for the market, the days ahead are unclear. A long and protracted war would affect the worldwide economy including Singapore. Given the current uncertainties, it is difficult at this stage to predict the Group's performance in 2003 but we expect that we will continue to operate profitably.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on? Yes

Name of Dividend	Proposed First & Final
Dividend Type	Cash
Dividend Rate	15 % per ordinary share (less tax)
Par value of shares	$0.50 per ordinary share
Tax Rate	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	15 % per ordinary share (less tax)
Par value of shares	$0.50 per ordinary share
Tax Rate	22%

(c) Date payable

Subject to shareholders' approval at the Annual General Meeting to be held on 29 May 2003, the proposed first and final dividend for 2002 will be payable on 19 June 2003.

(d) Books closure date

NOTICE IS HEREBY GIVEN that subject to the shareholders' approval of the payment of a first and final dividend of 15% less 22% Singapore income tax in respect of the financial year ended 31 December 2002 at the Annual General Meeting to be held on 29 May 2003, the Share Transfer Books and Register of Members of the Company will be closed on 6 June 2003. Duly completed registrable transfers received by the Company's Register, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00p.m. on 5 June 2003 will be registered to determine shareholders' entitlement to the dividend. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final dividend, if approved, will be paid by the Company to CDP who will distribute the dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

	The Group			
	Revenue		Profit before tax	
	2002	2001	2002	2001
	S$'000	S$'000	S$'000	S$'000
By Business Segments				
Property Development	552,482	458,731	150,790	59,682
Hotel Operations	1,491,722	1,493,566	83,446	78,221
Rental	201,764	216,478	18,574	22,414
Others	42,728	58,227	(9,727)	(21,431)
	2,288,696	2,227,002	243,083	138,886

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to item 8 above.

15. **A breakdown of sales**

	The Group		
	2002 S$'000	2001 S$'000 (restated)	Increase/ (Decrease) %
a) Sales reported for first half year	1,109,239	1,164,232	(4.7)
b) Operating profit after taxation before deducting minority interests reported for first half year	79,622	133,425	(40.3)
c) Sales reported for second half year	1,179,457	1,062,770	11.0
d) Operating profit/(loss) after taxation before deducting minority interests reported for second half year	120,037	(47,420)	353.1

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year**

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	46,860	46,860
Preference	0	0
Total:	46,860	46,860

The first and final dividend for 2002 is subject to the approval of shareholders at the forthcoming Annual General Meeting.

17. **Interested Person Transactions**

Name of Interested Person	**Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)**
	2002 S$
Hong Leong Investment Holdings Pte. Ltd. group of companies	1,526,288

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
26 March 2003

MASNET No. 93 OF 27.03.2003
Announcement No. 101

CITY DEVELOPMENTS LIMITED

Further Information on Full Year Financial Statement and Dividend Announcement

27 March 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

CITY DEVELOPMENTS LIMITED ("CDL")
- Further Information on Full Year Financial Statement and Dividend Announcement

We refer to item (9) of our announcement on the Full Year Financial Statement and Dividend Announcement of CDL released on 26 March 2003 and wish to inform that the unaudited results for the year ended 31 December 2002 are in line with the statement of prospects made by the CDL Group in its announcement of results for the 6 months ended 30 June 2002.

Yours faithfully

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 27/03/2003 to the SGX